UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-The E.W. Scripps Company

                            Securities Class-common stock class A

                                         CUSIP Number-811054402

                             Event  Requiring Filing -March 2009

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 811054402

                              Reporter- Kinetics Asset Management, Inc.
                              Tax ID#13-3878346

                               Place of Organization-New York

                                Number of Shares-sole voting power-3,569,201
                                Sole dispositive power-3,569,201
                                Amount beneficially owned-3,569,201


                                Percent of Class represented by above-8.5%

                                 Type of Reporting Person-IA

Name of Issuer-The E. W. Scripps Company
Address of Issuer-312 Walnut Street, Cincinnati, Ohio 45202

Name of Person Filing-Kinetics Asset Management, Inc.
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-New York
 Securities Class-common stock class A

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-3,569,201
Percent of class-8.5%
sole voting power-3,569,201 shares
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-3,569,201
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-May 13, 2009
Signature-Andrew M. Fishman
Title-Chief Compliance Officer